

Gene Gilchrist · 3rd

Chief Executive Officer at Stay Clean
Louisville, Kentucky, United States · 500+ connections ·
Contact info

 Stay Clean

 University at Albany

Experience



Chief Executive Officer
Stay Clean
Feb 2018 – Present · 2 yrs 11 mos
Louisville, Kentucky

Stay Clean is a comprehensive, cloud based, clinical treatment and peer-to-peer community of recovering individuals and their loved ones helping each other recover from alcoholism and drug abuse. Stay Clean is focused on increasing access to recovery resources, personalizing and customizing recovery tools, and increasing the numbers of individuals in long term recovery.



Management Consulting
Gene Gilchrist Consulting
Jan 2012 – Present · 9 yrs
Milwaukee, WI

I provide financial, operational and strategic consulting to educational, health care, early stage companies, and non-profit organizations. I have provided advice in financial management to a mid-sized laboratory, operational and strategic guidance to take a cancer screen IP to the market, and advice to a large two year college on establishing on site health service for students, facu ...see more



Chief Executive Officer
AffiniCorp, LLC
Apr 2016 – Sep 2017 · 1 yr 6 mos
Louisville, Kentucky

AffiniCorp is a healthcare solutions company focused on achieving the Triple Aim -- improving individual health outcomes, improving population health outcomes, retarding the pace of healthcare cost increase. AffiniCorp works with Accountable Care Organizations, physician and health system practices, and self funded health plans bringing integrated, best of brand : ...see more



Executive Director
Milwaukee Regional Medical Center
Jul 2012 – Jun 2014 · 2 yrs
Milwaukee, Wisconsin

The Milwaukee Regional Medical Center is a consortium of six health care organizations including the Medical College of Wisconsin that comprise the academic health center for southeastern Wisconsin. Together these organizations provide comprehensive clinical care with a strong academic core, advanced research, and commercialization. Collectively these organizatio ...see more



Associate Vice President for Health Affairs
University of Louisville
Mar 2001 – Dec 2011 · 10 yrs 10 mos
Louisville, KY

Served as lead management staff for the Executive Vice President who oversaw the academic, research, and clinical aspects of the $800 million Health Sciences Center. Recruited, retained, guided a senior staff of seven who developed vertical integration across functions, developed integrated facilities and information technology, brought faculty physician practice into one organiz ...see more

Show 5 more experiences ⌄

Education



University at Albany
Ph.D., Higher Education
1989



State University of New York College at Plattsburgh
Bachelor of Arts (B.A.), Mathematics

Volunteer experience



Vice President
Milwaukee Area Technical College Foundation
Jun 2014 – Present · 6 yrs 7 mos
Education



Member of the Board
My Home, Your Home Inc
Aug 2014 – Jun 2016 • 1 yr 11 mos
Social Services



Member of the Board
Metro United Way
Jan 2004 – Sep 2012 • 8 yrs 9 mos
Social Services

Show 5 more experiences ⌄

Skills & endorsements

Nonprofits · 43

 Endorsed by **Harriette Friedlander**, who is highly skilled at this

 Endorsed by **9 of Gene's colleagues at University of Louisville**

Fundraising · 30

 Endorsed by **Ken Carroll and 1 other** who is highly skilled at this

 Endorsed by **7 of Gene's colleagues at University of Louisville**

Strategic Planning · 30

 Endorsed by **5 of Gene's colleagues at University of Louisville**

 Endorsed by **6 people who know Strategic Planning**

Show more ⌄

Recommendations

Received (1)   Given (2)



Diana Maslowski MT(ASCP)   .
Risk, Compliance Advisor-
Pharmacy at Humana Inc.
April 27, 2012, Gene worked with
Diana in the same group